 IAMGOLD DRILLING EXTENDS MINERALIZATION AT NELLIGAN, INTERSECTS
HIGH-GRADE GOLD AT MONSTER LAKE AND ADVANCES PHILIBERT WITHIN ITS
NELLIGAN MINING COMPLEX

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 27, 2026 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce assay results from its ongoing 2025-2026 drilling programs at the Nelligan Mining Complex (100% owned by IAMGOLD). The results confirm the depth extension of the mineralized zones at Nelligan, Monster Lake and Philibert, and define existing resources with closer-spaced drilling at all three deposits. Nelligan, Philibert and Monster Lake are located within a 15 km radius, and the combined exploration camp is accessible by road approximately 60 km southwest of Chibougamau in central Quebec, Canada.

"I congratulate our exploration team on an outstanding campaign across the Nelligan Mining Complex. Drilling continues to extend the mineralized system at depth at Nelligan, while also delivering compelling high-grade intersections at Monster Lake and strong results from our inaugural program at Philibert," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Through the consolidation of Nelligan, Monster Lake and Philibert, we have created one of Canada's largest pre-production gold camps, and these results reinforce the scale, quality and growth potential of the Complex. We look forward to providing our next exploration update in the first half of 2027, followed by a Preliminary Economic Assessment that will outline the potential for the Complex to become one of IAMGOLD's premier assets. Wholly owned by IAMGOLD and situated in a stable, mining-friendly jurisdiction, the Complex offers an attractive avenue for organic growth and further strengthens our pipeline as a leading intermediate gold producer."

Nelligan Drilling Highlights

Zone 36:

•      77.0 metres ("m") at 2.23 grams per tonne gold ("g/t Au"), including 1.5 m at 13.9 g/t Au, 6.0 m at 7.14 g/t Au and 1.5 m at 9.37 g/t Au in hole NE-26-272;

•      25.15 m at 4.02 g/t Au, including 1.5 m at 15.0 g/t Au and 1.25 m at 12.0 g/t Au, 29.15 m at 2.18 g/t Au, including 2.15 m at 6.54 g/t Au and 1.2 m at 9.69 g/t Au, and 21.65 m at 2.48 g/t Au, including 5.0 m at 6.20 g/t Au in hole NE-26-288A;

•      48.05 m at 1.84 g/t Au, including 2.65 m at 5.63 g/t Au and 1.5 m at 9.0 g/t Au in hole NE-26-297.

•      20.5 m at 2.49 g/t Au, including 1.5 m at 15.55 g/t Au and 1.18 m at 11.3 g/t Au, and 32.0 m at 2.52 g/t Au, including 1.5 m at 16.35 g/t Au in hole NE-25-269;

•      8.0 m at 5.17 g/t Au, including 1.5 m at 18.7 g/t Au in hole NE-26-277A;

Renard Zone:

•      37.28 m at 3.62 g/t Au, including 8.5 m at 10.61 g/t Au in drill hole NE-26-297;

•      22.0 m at 4.47 g/t Au, including 1.0 m at 32.8 g/t Au in drill hole NE-26-288A;

•      54.5 m at 1.48 g/t Au, including 0.6 m at 5.92 g/t Au and 1.3 m at 11.7 g/t Au in drill hole NE-26-277A;

•      37.0 m at 1.90 g/t Au, including 1.5 m at 5.85 g/t Au and 1.5 m at 5.72 g/t Au in drill hole NE-26-302A;

•      13.5 m at 4.25 g/t Au, including 3.0 m at 15.7 g/t Au, and 29.5 m at 1.27 g/t Au in drill hole NE-26-303.

Footwall Zone:

•      7.5 m at 14.37 g/t Au, including 3.0 m at 33.8 g/t Au in drill hole NE-25-266;

•      7.5 m at 7.41 g/t Au, including 1.5 m at 33.6 g/t Au in drill hole NE-25-270A;

•      12.0 m at 3.25 g/t Au, including 2.0 m at 10.45 g/t Au and 1.5 m at 8.23 g/t Au in drill hole NE-26-271A;

•      51.0 m at 1.16 g/t Au, including 1.5 m at 9.68 g/t Au in drill hole NE-26-297;

•      29.5 m at 1.38 g/t Au in drill hole NE-26-303.

Dan Zone:

•      12.5 m at 4.76 g/t Au, including 1.8 m at 12.0 g/t Au and 1.2 m at 19.9 g/t Au in hole NE-26-288;

•      13.4 m at 5.20 g/t Au, including 1.5 m at 9.14 g/t Au in hole NE-26-294.

Monster Lake Drilling Highlights:

Megane Zone (in the Main Shear Zone):

•      7.3 m at 49.6 g/t Au, including 1.0 m at 155.6 g/t Au in drill hole ML-26-318;

•      10.35 m at 22.99 g/t Au, including 5.0 m at 37.8 g/t Au, including 1.0 m at 144.6 g/t Au in drill hole ML-26-302;

•      9.45 m at 21.16 g/t Au, including 2.35 m at 80.5 g/t Au, including 0.85 m at 128.8 g/t Au in drill hole ML-26-314A;

•      12.2 m at 14.71 g/t Au, including 5.6 m at 25.04 g/t Au, including 1.0 m at 51.3 g/t Au in drill hole ML-26-300;

•      9.8 m at 11.02 g/t Au, including 0.8 m at 54.8 g/t Au in drill hole ML-26-317;

•      5.5 m at 18.69 g/t Au, including 0.75 m at 79.0 g/t Au in drill hole ML-26-320.

•      3.25 m at 21.61 g/t Au, including 1.0 m at 49.9 g/t Au in drill hole ML-26-312;

Megane Zone depth extension (in the Main Shear Zone):

•      7.7 m at 24.77 g/t Au, including 1.0 m at 86.8 g/t Au and 1.0 m at 81.1 g/t Au in drill hole ML-25-293;

•      7.5 m at 10.52 g/t Au, including 2.75 m at 25.1 g/t Au, including 1.0 m at 54.0 g/t Au in drill hole ML-25-296.

Philibert Drilling Highlights:

Red Fox Zone:

•      20.5 m at 2.51 g/t Au, including 4.0 m at 6.20 g/t Au in drill hole PB-26-533;

•      14.8 m at 3.59 g/t Au, including 6.2 m at 7.11 g/t Au, and 29.4 m at 1.04 g/t Au, including 0.9 m at 6.22 g/t in drill hole PB-26-535;

•      26.0 m at 2.09 g/t Au, including 6.0 m at 6.33 g/t in drill hole PB-26-539.

•      11.5 m at 4.23 g/t Au, including 3.0 m at 15.15 g/t Au in drill hole PB-26-516;

•      29.5 m at 1.50 g/t Au, including 4.0 m at 3.28 g/t Au in drill hole PB-26-521;

•      5.6 m at 5.73 g/t Au, including 1.5 m at 18.72 g/t Au, and 16.0 m at 1.96 g/t Au, including 1.9 m at 6.11 g/t Au and 1.4 m at 7.10 g/t Au in drill hole PB-26-525;

•      17.5 m at 2.25 g/t Au, including 3.7 m at 3.89 g/t Au in drill hole PB-26-529;

•      17.5 m at 2.28 g/t Au, including 7.0 m at 4.19 g/t Au in drill hole PB-26-531;

Arctic Fox Zone:

•      11.9 m at 6.05 g/t Au, including 6.0 m at 8.15 g/t Au in drill hole PB-26-561;

•      14.0 m at 2.54 g/t Au, including 1.1 m at 9.31 g/t Au in drill hole PB-26-557;

•      4.5 m at 6.78 g/t Au, including 1.0 m at 18.8 g/t Au in drill hole PB-26-563;

•      4.5 m at 7.04 g/t Au in drill hole PB-26-575.

Arctic Fox depth extension:

•      29.3 m at 3.39 g/t Au, including 2.8 m at 8.06 g/t Au, 5.9 m at 5.66 g/t Au and 4.0 m at 6.45 g/t Au in drill hole PB-26-581.

•      6.0 m at 4.34 g/t Au, including 2.0 m at 8.51 g/t Au in drill hole PB-26-580;

Marie-France Bugnon, Vice President, Exploration for IAMGOLD, commented: "Results from our ongoing exploration programs at the Nelligan Mining Complex are very encouraging and support our objective of expanding the mineralized envelopes of all three deposits. At Nelligan, mineralization continues down plunge, with several intersections grading well above the current Mineral Resource average. We will continue infill drilling while advancing step-out drilling to further extend the system. At Monster Lake, recent drilling has returned high-grade intersections and extended the Megane Zone to a depth of 600 metres. Based on the mineralization style and structural controls, we plan to advance delineation drilling. At Philibert, our first drilling program confirmed previously defined zones and grades, increasing our confidence in the upcoming Mineral Resource estimate and indicating additional potential at depth.  I also warmly congratulate the exploration team for safely executing these programs and for their continued commitment to delivering strong results."

2 | 26

NELLIGAN DRILLING PROGRAM RESULTS

IAMGOLD is reporting assay results from 47 diamond drill holes totaling 20,641 metres completed as part of the ongoing drilling program on Nelligan. These drill holes were completed between June 2025 and June 2026. This total includes 35 infill holes completed within the resources shell, seven deeper exploration holes testing the extension of the Nelligan deposit down-plunge at depth and five exploration holes drilled outside the resources area on exploration targets. Few of the infill and deeper holes were recollared due to excessive deviation. Please refer to the three longitudinal sections for drill hole locations that intersect Zone 36, Renard and Footwall zones outlined in Figures 1 to 3 below. In addition, the full assay results are provided in Table 1 at the end of this news release.

Figure 1 - Nelligan Vertical Long section through the Zone 36

The diamond drilling programs were designed to expand the deposit at depth and to the south below Zone 36, alongside with in-fill drilling to improve resource classification. Selected areas were targeted including the shallow eastern extension of the deposit best accessed via an ice platform during the winter. Winter conditions were also used to support infill drilling in the Dan Zone.  Mineralization associated with the estimated Mineral Resources has been intersected over a strike length of more than 1.8 kilometres and to a depth of 600 vertical metres. The mineralized system of Renard remains open at depth.

3 | 26

Figure 2 - Nelligan Vertical Long section through the Renard Zone

Figure 3 - Nelligan Vertical Long section through the Footwall Zone

Next Steps

With the additional results disclosed, the 2025 and 2026 diamond drilling programs have successfully extended the Nelligan deposit further down-plunge to the East (below the 600 metres vertical depth) with the persistence and increasing widths of the typical mineralized sequence intersected in most holes. Notably this drilling may extend further south Zone 36 which was not systematically drilled below the 300-350 metres vertical level. These results are currently incorporated into the deposit model and will support the updated Mineral Resource estimate targeted for the end of this year.

4 | 26

The initial diamond drilling program for 2026 was planned for 18,000 metres but has been expanded to a total of 30,000 metres. The additional drilling is mainly dedicated to infill drilling for resources conversion from the Inferred Resources to the Indicated Resources category to improve resources classification. Step-out drilling to test the deeper extensions of the mineralized zones will be considered for 2027 and technical studies will continue to advance such as metallurgical testing and other engineering studies.

Regional exploration activities and future exploration programs will continue and will be guided by the ongoing incorporation and compilation of field exploration data to refine geological, geochemical and structural models to help identify and prioritize additional targets for evaluation on the larger project land package.

About the Nelligan Deposit

Nelligan is a large-scale open pit gold exploration project fully owned by IAMGOLD. Nelligan has shown strong growth potential with recent drilling confirming significant extensions of gold-bearing zones, particularly in the Renard, Footwall, and Zone 36 areas.

The Nelligan project is underlain by a portion of the Caopatina segment of the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillettes syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area are observed broadly as two styles of mineralization: 1) Quartz-sulphide vein type, and 2) disseminated sulphide (pyrite) mineralization in hydrothermally altered units. Mineralization observed on the Nelligan deposit is dominated by the latter and is characterized by hydrothermal alteration of the host volcano-sedimentary units displaying variable carbonatization, sericite, phlogopite and pervasive silicification; and associated with widespread disseminated pyrite, varying from 1% to locally 15%, trace molybdenite and occasionally fine grains of visible gold.

As of December 31, 2025, estimated Mineral Resources at the Nelligan deposit are comprised of 122.0 million tonnes of Indicated resources grading 0.95 grams of gold per tonne for 3.7 million ounces of contained gold and 151.0 million tonnes of Inferred resources grading 0.96 grams of gold per tonne for 4.6 million ounces of contained gold.

Open-Pit Mineral Resources (at 0.35 g/t Au cut-off)

Mineral Resources Statement - Nelligan Project As of December 31, 2025
Classification	Tonnes	Grade	Ounces
	(000s)	(g/t Au)	(000s)
Total Indicated	122,000	0.95	3,700
Total Inferred	151,000	0.96	4,647

5 | 26

MONSTER LAKE DRILLING PROGRAM RESULTS

IAMGOLD is also reporting assay results from 41 diamond drill holes totaling 18,136 metres completed as part of the late 2025 and the ongoing 2026 Monster Lake Resources Area drilling program. These drill holes were completed between June 2025 and May 2026. This total includes 22 infill holes completed in the resources block model, twelve deeper exploration holes testing the extension of the Megane Zone, and seven holes on exploration targets. Of the twelve deeper holes, two were wedge cuts from master holes and two were recollared due to excessive deviation, and a few of the exploration holes were also recollared due to excessive deviation. Please refer to the longitudinal section for drill hole locations in Figure 4. In addition, the full assay results are provided in Table 2 at the end of this news release.

Figure 4 - Monster Lake Long Vertical Cross Section

The 2026 Monster Lake diamond drilling program was designed to infill the top portion of the Megane Zone to increase confidence in the existing resource and grade, and to expand the potential resources at depth by testing further the Megane Zone extensions following positive results obtained from the 2025 drilling.  All holes have intersected the Main Shear Zone that hosts the Megane Zone and few other zones in its south (Zone 52) and North (Big Mama area) extensions.

Next Steps

The drilling program will continue at depth and along strike in areas where drill hole spacing remains too wide, especially directly to the North of the existing resources. These areas will be progressively evaluated along the most prospective areas of the Monster Lake Shear Zones and its secondary associated structures. Exploration field activities results are continuously compiled to refine the geological and structural model to help identify and prioritize various regional targets developed from targeting exercises to guide future drilling programs. The Company is evaluating the potential development of an exploration ramp from surface to provide underground drill platforms for more effective testing of the Monster Lake deposits.

About the Monster Lake Project

Monster Lake, located 15 kilometres north of Nelligan, is a high-grade underground gold project with a focus on the Megane Zone.

6 | 26

The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation, which are traversed by an important deformation corridor with associated gold-bearing mineralized structures and dyke swarms. Exploration to date has traced this prospective structural shear zone system for at least 4 kilometres along strike, along which several gold prospects have been discovered, and a Mineral Resource has been delineated at the Megane Zone.

The gold zones observed at Monster Lake are typically of orogenic style with mineralization mostly associated with smokey quartz veins (grey to black) with free gold and sulphide minerals in the sheared wall rocks (pyrite, pyrrhotite, chalcopyrite and sphalerite).

As of December 31, 2025, the updated Mineral Resources for Monster Lake comprises 243,000 tonnes of Indicated Mineral Resources averaging 13.0 g/t Au for 102,000 ounces of gold, and 1,046,000 tonnes of Inferred Mineral Resources averaging 14.8 g/t Au for 499,000 ounces of gold for an underground mining scenario.

Underground Mineral Resources (at 4.1 g/t Au cut-off)

Mineral Resources Statement - Monster Lake Project As of December 31, 2025
Classification	Tonnes	Grade	Ounces
	(t)	(g/t Au)	(oz Troy Au)
Total Indicated	243,000	13.0	102,000
Total Inferred	1,046,000	14.8	499,000

PHILIBERT DRILLING PROGRAM RESULTS

IAMGOLD is reporting assay results from 65 diamond drill holes totaling 18,309 metres as part of the ongoing 2026 Philibert drilling program. These drill holes were completed between January and June 2026. This total includes 63 infill holes completed in the resources block model, and two deeper holes testing the down plunge of the Arctic Fox Zone. Please refer to the longitudinal section for drill hole locations in Figure 5. In addition, the full assay results are provided in Table 3 at the end of this news release.

The 2026 Philibert diamond drilling program was designed to first infill the shallow parts of the Red Fox and Arctic Fox Zones that are not easily accessible during the summertime and to test depth extensions. The results of the infill program indicate good continuity and grade of what was previously delineated. The two deeper holes in the down plunge of the Arctic Fox Zone are very encouraging to further expand the potential of this deeper zone.

Next Steps

This year, a diamond drilling program of a minimum of 20,000 metres was originally planned, and the target was increased to 30,000 metres as summer ground conditions allowed additional drilling to test some deeper prospective zones. Approximately 28,000 metres were completed at the end of the third quarter.

The 2026 drilling program aimed primarily to convert a significant portion of the Inferred Resource to the Indicated Resource category. These results are currently incorporated into the deposit model and will support updated Mineral Resource estimate targeted for the end of this year. Next year's program will consider field verifications and exploration drilling on other prospective targets in the project area.

7 | 26

Figure 5 - Philibert Long Vertical Cross Section

About the Philibert Project

The Philibert Project is located approximately 10 kilometres north-east of Nelligan. The project is owned 100% by IAMGOLD following the acquisition of a remaining 25% interest in the Philibert property held by SOQUEM upon completion of the acquisition of Northern Superior Resources by IAMGOLD in December 2025.

The Philibert project is underlain by Archean volcanic rocks of the Obatogamau Formation, which are traversed by the Guercheville Deformation Zone and associated gabbro sills that are variably altered and host most of the gold mineralization. On Philibert, the deformed corridor contains few 10 to 20 metres in width zones of pervasive silicification with stockwerks of quartz and quartz-carbonate veins with free gold and associated sulphides (pyrite being dominant, pyrrhotite, and traces of chalcopyrite and molybdenite).

As of December 31, 2025, the reported Mineral Resources for Philibert comprises 7,884,000 tonnes of Indicated Mineral Resources averaging 1.10 g/t Au for 279,000 ounces of gold, and 48,465,000 tonnes of Inferred Mineral Resources averaging 1.10 g/t Au for 1,709,000 ounces of gold.

Open-Pit Mineral Resources (at 0.35 g/t Au cut-off)

Mineral Resources Statement - Philibert Project As of December 31, 2025
Classification	Tonnes	Grade	Ounces
	(000s)	(g/t Au)	(000s)
Total Indicated	7,884	1.10	279
Total Inferred	48,465	1.10	1,709

8 | 26

QUALIFIED PERSON AND TECHNICAL INFORMATION

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The QPs responsible for the planning, supervision and execution of the diamond drilling programs and construction of the geological models and review of the technical information in this news release are Shana Dickenson, P. Geo., Senior District Geologist, Adrien Zamparutti, P. Geo., Senior Geologist, and Maxime Douëllou, P. Geo., Senior Geologist. Each of Ms. Dickenson, Mr. Zamparutti and Mr. Douëllou is a QP for the purposes of NI 43-101 with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of the above noted QPs.

Christine Beausoleil, P.Geo., Senior Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") and is responsible for the review and approval of all Mineral Resource estimates for IAMGOLD.

The information in the news release was also reviewed and approved by Marie-France Bugnon, P.Geo. Vice-President, Exploration for IAMGOLD, which is also a QP.

The design of the drilling programs and interpretation of results is under the control of IAMGOLD's geological staff, including QPs employing strict protocols consistent with NI 43-101 and industry's best practices. The sampling of drill core and resulting analytical data are monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged, photographed, and sampled at intervals that may vary from 0.5 to 1.5 metres by IAMGOLD geologists based on geological observations and mineralization characteristics. Core samples are sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes, and the other half is submitted for analysis.

Samples are securely packaged in sealed bags and transported under chain-of-custody procedures to independent ISO / IEC 17025 certified by the Standards Council of Canada laboratories, including ALS Minerals Laboratory ("ALS"), Activation Laboratories Ltd ("Actlabs") or MSA Labs, all located in Val-d'Or, Québec. Samples are prepared and analyzed using industry-standard analytical methods, including fire assay, gravimetric, metallic screen, and PhotonAssay™ techniques, as appropriate for the style of mineralization and expected grade distribution.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70/30 partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,800 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

9 | 26

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The mineral Resources and Reserves estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral Resources and Reserves information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral Resources will ever be upgraded to a higher category.

The mineral Reserves and mineral Resources data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

10 | 26

In pArcticular, forward-looking statements in this news release include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Operations", "Expansion Opportunities" and "2026 Outlook" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs, processing rates, throughput and operational optimization initiatives in respect of the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity, including potential returns of capital to shareholders; the timing and ability to repatriate excess cash from Essakane; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the advancement and potential development of the Company's exploration and development projects, including the Nelligan Mining Complex; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

11 | 26

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, pArcticularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company's securities; litigation; contests over title to properties, pArcticularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in pArcticular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements); the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

12 | 26

Table 1 - Nelligan Project Drilling Results - 2026 Drilling program

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Nelligan Resources Area - Depth Exploration
NE-25-266	522442	5473464	376.2	324	-58	894	652.5	660.0	7.5	6.80	14.37	Footwall Zone
Including							652.5	655.5	3.0	2.72	33.82
							709.5	718.5	9.0	8.34	1.10
							784.5	795.0	9.5	8.80	0.62
NE-25-267	522442	5473465	376.4	336	-52	867	528.0	532.5	4.5	4.12	2.00	Footwall Zone
							600.0	607.5	7.5	6.96	1.16
Including							604.5	606.0	1.5	1.39	3.53
							622.5	625.5	3.0	2.80	2.98
							631.5	645.0	11.1	10.31	1.40
Including							634.5	636.0	0.8	0.75	9.85
							717.0	730.5	13.5	12.97	0.92
NE-25-268	523277	5473479	375.1	328	-60	1106	45.0	57.0	12.0	8.93	1.04	Dan Zone
							254.0	258.5	4.5	3.24	1.32	Liam Zone
							339.0	346.5	7.5	5.91	0.73	Zone 36
							372.0	381.0	9.0	7.11	0.62
							483.5	494.3	10.8	8.70	0.73
							779.9	790.5	10.6	9.39	3.03
Including							779.9	781.4	1.5	1.33	7.62	Footwall Zone
Including							785.0	786.0	1.0	0.89	14.55
							799.5	804.0	4.5	4.00	1.06
							883.5	891.0	7.5	6.92	1.45
Including							887.5	889.0	1.5	1.38	6.18
							951.0	966.5	15.5	14.58	1.58
Including							951.0	952.5	1.5	1.41	6.37
							988.5	1000.5	12.0	11.43	1.95
Including							990.0	991.5	1.5	1.43	5.95
Including							994.5	996.0	1.5	1.43	6.39
NE-25-269	523277	5473480	375.2	328	-54	1029	53.5	58.0	4.5	3.68	2.07	Dan Zone
							235.0	249.5	14.5	11.31	0.77	Liam Zone
							322.0	325.0	3.0	2.54	3.23	Zone 36
Including							322.0	323.5	1.5	1.27	5.86
							331.0	351.5	20.5	17.36	2.49
Including							341.5	343.0	1.5	1.27	15.55
Including							350.3	351.5	1.2	1.00	11.30
							377.0	383.0	6.0	5.11	0.76
							453.0	459.0	6.0	5.13	2.61
Including							453.0	454.5	1.5	1.28	8.59
							486.0	490.5	4.5	3.86	2.47

13 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							501.0	522.0	21.0	18.09	1.44
Including							520.5	522.0	1.5	1.29	7.15
							528.0	541.5	13.5	11.66	0.82
							543.0	575.0	32.0	27.72	2.52
Including							543.0	544.5	1.5	1.30	6.92
Including							565.5	567.0	1.5	1.30	16.35
							688.0	707.5	19.5	17.74	1.50	Footwall Zone
							716.5	719.5	3.0	2.75	2.80
							792.0	806.0	14.0	13.21	1.59
Including							802.0	803.0	1.0	0.94	10.90
							840.5	849.0	8.5	8.15	0.63
							853.5	864.0	10.5	10.12	0.79
							868.5	878.0	9.5	9.18	0.80
							882.5	890.0	7.5	7.27	0.76
							899.0	905.0	6.0	5.84	1.06
NE-26-272	523695	5473417	377.0	330	53	1059	325.0	329.5	4.5	3.68	1.41	Liam Zone
							389.5	395.0	5.5	4.53	1.45
							498.0	505.7	7.7	6.46	0.92
							569.5	584.5	15.0	13.27	1.14	Zone 36
							646.5	660.5	14.0	12.65	0.83
							669.5	677.0	7.5	6.80	2.09
Including							675.9	677.0	1.1	1.00	5.40
							692.0	769.0	77.0	70.14	2.23
Including							696.0	697.5	1.5	1.37	13.90
Including							709.0	710.5	1.5	1.37	6.86
Including							751.5	757.5	6.0	5.47	7.14
Including							762.0	763.5	1.5	1.37	9.37
							863.5	865.0	1.5	1.37	5.40	Footwall Zone
							887.5	896.0	8.5	7.94	1.46
							913.0	922.0	9.0	8.58	2.47
Including							917.5	919.0	1.5	1.43	5.31
							928.0	934.0	6.0	5.73	1.42
							975.0	990.0	15.0	14.44	1.08
							994.5	1000.5	6.0	5.78	2.74
Including							997.5	998.5	1.0	0.96	12.50
NE-26-277A	523555	5473473	372.3	329	-52	1065	120.3	124.2	3.9	3.39	5.93	Dan Zone
Including							121.3	122.1	0.8	0.69	25.70
							265.5	269.5	4.0	3.28	2.31	Liam Zone
							276.5	289.0	12.5	10.27	1.19
							327.0	334.5	7.5	6.21	1.28
							363.0	372.0	8.5	7.47	1.04

14 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							469.3	487.5	5.8	5.09	6.04	Zone 36
Including							473.7	475.0	1.4	1.20	16.80
							479.5	487.5	8.0	7.10	5.17
Including							481.0	482.5	1.5	1.33	18.70
							499.0	505.5	6.5	5.77	4.20
Including							500.1	501.5	1.5	1.29	13.00
							514.5	527.0	12.5	11.13	2.38
Including							524.5	527.0	2.5	2.23	8.63
							531.0	559.5	28.5	25.46	0.98
							568.5	574.5	6.0	5.38	0.94
							597.0	651.5	54.5	49.25	1.48	Renard Zone
Including							600.0	600.6	0.6	0.54	5.92
Including							647.2	648.5	1.3	1.18	11.70
							678.0	684.0	6.0	5.46	0.91
							771.5	776.0	4.5	4.16	1.01	Footwall Zone
							879.0	904.5	25.5	23.80	1.18
							907.5	916.5	9.0	8.40	0.97
							922.5	930.0	7.5	7.01	1.16
NE-26-288A	523418	5473478	368.9	336	-50	1032	49.6	57.0	7.4	6.49	2.34	Dan Zone
							65.3	78.0	12.8	11.23	1.25
							130.3	136.6	6.4	5.64	0.88
							170.8	183.7	12.9	10.74	0.95	Liam Zone
							263.7	283.5	19.8	16.76	1.04
							354.0	360.5	6.5	5.57	0.77
							409.7	436.0	25.2	23.78	4.02	Zone 36
Including							420.5	423.5	3.0	2.71	7.45
Including							426.5	428.0	1.5	1.36	15.00
Including							433.5	434.8	1.3	1.13	12.00
							529.5	537.0	7.5	6.84	0.74
							542.0	571.5	29.2	26.96	2.18
Including							542.0	544.5	2.2	1.99	6.54
Including							551.0	552.0	1.0	0.91	5.58
Including							556.5	557.7	1.2	1.10	9.69
							576.0	597.7	21.7	19.83	2.48
Including							584.0	589.0	5.0	4.58	6.20
Including							594.0	595.0	1.0	0.92	6.20
							602.0	624.0	22.0	20.20	4.47	Renard Zone
Including							602.0	603.0	1.0	0.92	32.80
							649.4	657.0	7.6	7.01	3.69	Footwall Zone
Including							653.0	654.0	1.0	0.92	15.80
							660.0	672.0	12.0	11.07	1.32

15 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Including							663.0	664.5	1.5	1.38	5.82
							690.0	703.5	13.5	12.50	1.03
							750.0	760.5	10.5	9.85	1.15
							793.5	802.5	9.0	8.51	1.72
							814.5	842.5	28.0	26.60	1.15
							848.5	855.0	6.5	6.19	1.53
Nelligan Resources Area - Infill Drilling
NE-25-270	523062	5473451	378.1	330	-64	141	Abandoned due to excessive deviation & No significant results
NE-25-270A	523063	5473451	378.1	330	-64	1100	352.2	365.0	12.9	10.00	1.94	Zone 36
							433.5	435.0	1.5	1.22	81.00
							812.5	820.0	7.5	7.03	7.41	Footwall Zone
Including							812.5	814.0	1.5	1.41	33.60
							906.0	914.5	8.5	8.15	0.73
							962.5	973.0	10.5	10.25	0.76
NE-26-271	523041	5473642	379.0	328	-54	55.5	Abandoned due to excessive deviation
NE-26-271A	523039	5473638	376.7	328	-54	753	132.5	137.0	4.5	3.64	1.54	Zone 36
							149.0	168.5	19.5	15.85	0.73
							181.0	197.0	16.0	13.04	1.09
							219.9	229.0	9.1	7.44	0.73
							267.0	282.9	15.9	13.02	1.08
							294.5	316.0	21.5	17.72	1.11
							320.5	333.7	13.2	10.85	0.74	Renard Zone
							399.0	409.5	10.5	8.92	2.84
Including							399.0	402.0	3.0	2.55	6.63
							431.0	447.0	16.0	13.68	1.05
							466.0	467.5	1.5	1.29	4.32	Footwall Zone
							482.5	494.5	12.0	10.40	2.85
Including							485.0	486.0	1.0	0.86	21.10
							518.5	530.5	12.0	10.48	3.25
Including							522.5	524.5	2.0	1.75	10.45
Including							527.5	529.0	1.5	1.31	8.23
							544.7	555.5	10.8	9.47	0.75
							591.5	601.5	10.0	8.84	2.48
Including							598.5	600.0	1.5	1.33	7.78
							622.5	627.0	4.5	4.01	3.58
Including							622.5	624.0	1.5	1.34	9.65
							633.0	640.5	7.5	6.69	1.52
							654.0	667.5	13.5	12.10	1.58
Including							655.5	657.0	1.5	1.34	7.25
							688.0	724.0	36.0	32.56	1.15
NE-26-273	523451	5474148	366.9	330	50	171	103.5	107.5	4.0	3.31	4.12	Footwall Zone

16 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Including							105.0	106.5	1.5	1.24	8.27
NE-26-274	523392	5474098	366.9	330	48	261	139.5	141.0	1.5	1.33	4.52
NE-26-276	523350	5474049	366.9	330	50	336	168.0	175.5	7.5	6.14	1.10	Renard Zone
NE-26-277	523555	5473473	372.3	329	-52	81	Abandoned due to excessive deviation
NE-26-280	523287	5474072	366.9	330	50	129	Abandoned due to excessive deviation & No significant results
NE-26-280A	523303	5474062	366.9	330	50	294	No significant results
NE-26-282	523551	5474098	367.0	330	50	315	86.5	91.0	4.5	3.82	0.79	Footwall Zone
NE-26-284	523498	5474046	367.0	330	-50	384	21.0	24.0	3.0	2.47	0.98	Footwall Zone
							75.0	81.0	5.7	5.08	1.87
NE-26-285	523421	5473424	369.8	330	-50	240	226.9	228.6	1.7	1.41	5.56	Liam Zone
Including							228.0	228.6	0.6	0.47	14.50
NE-26-286	523425	5473519	370.4	330	-48	192	55.5	69.0	13.5	12.11	1.87	Dan Zone
Including							64.5	66.0	1.5	1.35	5.91
							79.0	94.5	15.5	13.97	0.92
							124.5	135.0	10.5	8.77	0.82	Liam Zone
NE-26-287	523449	5474000	367.4	330	-48	390	38.0	46.5	8.5	7.43	1.03	Zone 36
							63.0	72.0	9.0	7.91	1.79
							158.0	165.0	6.6	6.27	1.27	Footwall Zone
NE-26-288	523418	5473478	368.9	336	-50	142	47.5	60.0	12.5	10.57	4.76	Dan Zone.
Including							47.5	49.3	1.8	1.52	11.99
Including							52.8	54.0	1.2	1.01	19.90
							66.0	72.0	6.0	5.10	2.03
Including							68.8	69.6	0.8	0.68	6.16
NE-26-289	523470	5473539	374.5	330	-50	201	41.0	55.5	14.5	12.48	1.81	Dan Zone
NE-26-290	523568	5473972	367.0	330	-50	468	76.5	92.0	15.5	13.06	1.38	Zone 36
							165.0	174.0	9.0	7.58	3.57	Footwall Zone
Including							172.5	174.0	1.5	1.30	19.30
							255.5	257.0	1.5	1.33	14.00
							278.0	282.5	4.5	4.00	2.77
Including							281.0	282.5	1.5	1.33	6.87
							194.0	198.5	4.5	3.16	1.19
NE-26-292	523508	5473948	367.1	330	-50	495	93.6	99.0	5.4	4.58	1.11	Zone 36
							140.5	156.5	16.0	13.81	0.65
							339.0	346.5	6.8	5.83	0.87	Footwall Zone
NE-26-293	523576	5473543	373.4	330	-50	201	39.0	49.7	10.7	8.66	0.86	Dan Zone
							153.5	161.5	8.0	6.49	0.66	Liam Zone
NE-26-294	523602	5473502	372.9	330	-50	255	97.5	110.9	13.4	11.65	5.20	Dan Zone
Including							97.5	99.0	1.5	1.30	9.14
							105.0	110.9	5.9	5.14	1.29
							126.0	133.5	7.5	6.55	2.50
Including							126.0	127.5	1.5	1.31	8.12

17 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							147.5	151.5	4.0	3.51	3.00
Including							147.5	149.0	1.5	1.31	6.55
NE-26-295	523399	5473944	367.0	330	-50	495	40.0	43.0	3.0	2.52	1.73	Zone 36
							87.5	98.5	11.0	9.34	1.02
							273.5	282.0	8.5	7.57	0.72	Renard Zone
							306.0	324.0	18.0	16.11	0.67	Footwall Zone
NE-26-296	523306	5473503	374.5	332	-50	156	60.9	69.0	8.1	6.43	0.64	Dan Zone
NE-26-297	523347	5473550	369.9	332	-50	915	9.0	24.0	15.0	12.97	1.61	Dan Zone
Including							13.8	15.0	1.3	1.08	5.93
Including							16.9	18.0	1.1	0.95	6.17
							51.0	58.5	7.5	6.50	0.81
							62.0	70.5	8.5	7.38	0.63
							172.5	176.5	4.0	3.27	1.33	Liam Zone
							187.2	198.5	11.4	9.32	0.76
							219.5	224.0	4.5	3.71	1.07
							338.6	346.5	7.9	6.95	2.30	Zone 36
Including							343.4	344.5	1.1	0.97	10.10
							367.5	372.0	4.5	3.96	3.99
Including							369.0	370.5	1.5	1.32	6.09
							390.5	406.9	16.1	14.41	0.81
							438.0	440.5	2.5	2.19	3.41
Including							439.0	440.5	1.5	1.31	5.25
							456.9	505.0	48.1	42.68	1.84
Including							480.4	483.0	2.7	2.35	5.63
Including							502.0	503.5	1.5	1.33	9.00
							510.0	548.0	37.3	33.86	3.62	Renard Zone
Including							523.0	531.5	8.5	7.57	10.61
Including							545.0	546.5	1.5	1.34	6.09
							558.0	577.5	19.5	17.47	1.40	Footwall Zone
Including							573.0	574.5	1.5	1.35	5.39
							583.5	601.5	18.0	16.22	1.34
							610.5	618.9	8.4	7.56	1.13
							624.0	628.5	4.5	4.09	1.35
							654.0	663.0	9.0	8.23	1.49
							673.5	678.0	4.5	4.13	1.63
							712.5	763.5	51.0	47.46	1.16
Including							721.5	723.0	1.5	1.39	9.68
							778.5	786.0	7.5	7.04	1.80
NE-26-298	523324	5474028	366.9	320	-57	420	202.5	217.5	15.0	11.58	1.42	Renard Zone
NE-26-299	523331	5473470	369.2	336	-57	222	Abandoned due to excessive deviation & No significant results
NE-26-299A	523332	5473469	369.2	336	-57	487	257.4	262.0	4.7	3.62	1.67	Liam Zone

18 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							357.0	363.0	6.0	5.06	1.40	Renard Zone
NE-26-300	523300	5474000	367.0	320	-47	450	210.0	231.0	21.0	17.71	0.47	Renard Zone
NE-26-301	522751	5473568	380.0	336	-52	45	Abandoned due to excessive deviation
NE-26-301A	522753	5473563	380.1	336	-52	102	Abandoned due to excessive deviation & No significant results
NE-26-301B	522753	5473563	380.0	336	-52	369	Abandoned due to excessive deviation & No significant results
NE-26-301C	522753	5473564	380.1	333	-53	789	200.3	211.0	10.7	9.68	0.72	Zone 36
							445.3	459.0	13.2	11.94	2.12	Renard Zone
Including							458.0	459.0	1.0	0.87	7.17
							498.0	513.0	15.0	13.24	1.21	Footwall Zone
							569.5	585.0	15.5	13.79	0.80
Including							575.5	576.0	0.5	0.44	5.90
							615.5	636.0	20.5	18.28	0.85
							669.0	684.0	15.0	13.46	0.81
							733.5	738.0	4.5	4.07	2.49
NE-26-302	522824	5473543	380.0	335	-49	51	Abandoned due to excessive deviation
NE-26-302A	522824	5473541	379.9	335	-49	759	175.5	181.5	6.0	5.36	0.82	Zone 36
							473.0	510.0	37.0	34.35	1.90	Renard Zone
Including							480.5	482.0	1.5	1.39	5.85
Including							489.0	490.5	1.5	1.39	5.72
							532.5	540.0	7.5	7.01	0.96	Footwall Zone
							543.0	552.0	9.0	8.41	0.70
							562.5	570.0	7.5	7.03	2.18
Including							565.5	567.0	1.5	1.41	6.22
							616.5	624.0	7.5	7.09	2.05
Including							618.0	619.5	1.5	1.42	5.65
							667.5	676.5	9.0	8.56	1.44
NE-26-303	523134	5473705	372.8	335	-55	723	193.5	201.0	7.5	6.31	1.20	Zone 36
							296.0	300.8	4.8	4.09	4.27
Including							296.0	298.3	2.3	1.92	7.27
							311.5	319.5	8.0	6.85	1.12
							337.5	344.5	7.0	6.01	4.38	Renard Zone
Including							337.5	339.0	1.5	1.29	10.90
							347.0	360.5	13.5	11.61	4.25
Including							352.0	355.0	3.0	2.58	15.70
							366.0	395.5	29.5	25.49	1.27
							398.5	428.0	29.5	25.69	1.38	Footwall Zone
							432.5	445.5	13.0	11.39	0.79
							471.0	489.0	18.0	15.88	0.98
							556.0	589.0	33.0	29.57	0.98
Nelligan Exploration
NE-26-275	527728	5472140	379.0	330	50	201	No significant results

19 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-26-278	526965	5472348	380.0	330	50	201	No significant results
NE-26-279	526878	5472493	379.0	330	50	201	No significant results
NE-26-281	527357	5472527	380.0	330	-50	201	45.0	48.5	4.0	-	0.54
NE-26-283	527636	5472296	380.0	330	-50	198	No significant results

Notes:

1.  True widths are estimated at 74 to 97% of the core interval.

2.  Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.

3.  Assays intervals are reported uncapped and high grade sub-intervals are highlighted.

Table 2 - Monster Lake Project Drilling Results - 2026 Drilling program

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Monster Lake Resources Area - Infill
ML-26-300	520300	5488381	372	295	-52	531	439.4	451.6	12.2	11.06	14.71	Megane - MSZ
including							446.0	451.6	5.6	5.08	25.04
including							448.0	449.0	1.0	0.91	51.27
including							450.5	451.6	1.1	1.00	38.80
ML-26-301	520263	5488350	371	297	-52	462	415.9	424.0	8.1	7.34	2.44	Megane - MSZ
ML-26-302	520239	5488402	371	296	-54	438	376.3	378.0	1.7	1.54	29.71	Megane - MSZ
							383.3	393.7	10.4	9.38	22.99
including							384.0	389.0	5.0	4.53	37.80
including							385.0	386.0	1.0	0.91	144.60
ML-26-303	520034	5488309	370	289	-65	315	255.3	262.4	7.2	6.48	11.18	Megane - MSZ
including							260.0	262.4	2.4	2.18	30.36
ML-26-304	520021	5488269	370	298	-60	384	240.1	245.1	5.0	4.53	2.34	Megane - MSZ
ML-26-305	520060	5488181	370	304	-51	483	291.1	291.9	1.0	0.91	4.74	Megane - MSZ
ML-26-306	519892	5488320	369	300	-50	117	81.2	89.0	7.8	7.07	6.89	Megane - MSZ
including							81.2	82.7	1.5	1.31	24.92
ML-26-307	519906	5488286	369	293	-52	129	No significant results					Megane - MSZ
ML-26-308	519966	5488318	370	297	-60	201	164.9	168.0	3.2	2.85	2.05	Megane - MSZ
ML-26-309	519985	5488335	370	303	-56	210	174.0	180.0	6.0	5.44	5.45	Megane - MSZ
including							175.0	176.2	1.2	1.09	16.60
ML-26-310	519993	5488381	370	293	-65	300	158.0	165.0	7.0	6.34	7.99	Megane - MSZ
including							163.0	165.0	2.0	1.81	25.83
							170.0	171.0	1.0	0.91	2.95
ML-26-311	520051	5488356	370	293	-65	300	244.0	247.0	3.0	2.72	0.99	Megane - MSZ
ML-26-312	520082	5488314	370	294	-61	315	290.0	292.0	2.0	1.81	1.80	Megane - MSZ
							294.0	297.3	3.3	2.95	21.61
including							294.0	295.0	1.0	0.91	49.87
ML-26-313	520149	5488321	370	295	-58	381	347.0	349.0	2.0	1.81	1.85	Megane - MSZ

20 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							356.0	357.0	1.0	0.91	2.00
ML-26-314	520169	5488372	370	300	61	31	Abandoned due to deviation					Megane - MSZ
ML-26-314A	520169	5488373	370	300	-61	402	355.7	365.2	9.5	8.56	21.16	Megane - MSZ
including							360.0	362.4	2.4	2.13	80.54
including							361.5	362.4	0.9	0.77	128.81
ML-26-315	520183	5488478	370	296	-60	378	314.2	316.7	2.5	2.22	40.17	Megane - MSZ
							315.8	316.7	0.9	0.77	92.57
ML-26-316	520138	5488226	370	297	-51	384	339.5	349.0	9.5	8.61	1.89	Megane - MSZ
ML-26-317	519840	5488305	368	295	-50	57	33.2	43.0	9.8	8.88	11.02	Megane - MSZ
including							33.2	34.0	0.8	0.73	54.78
including							37.0	41.1	4.1	3.72	14.76
ML-26-318	519826	5488274	368	295	-58	87	32.0	39.3	7.3	6.62	49.60	Megane - MSZ
including							34.6	35.7	1.1	1.00	155.64
ML-26-319	Assays incomplete
ML-26-320	519804	5488220	368	295	-58	61	11.0	16.5	5.5	4.76	18.69	Megane - MSZ
including							15.8	16.5	0.8	0.65	79.04
Monster Lake Resources Area - Depth Extensions
ML-25-292W	520550	5488465	374	308	50	533	669.8	678.4	8.7	7.84	2.26	Megane - MSZ
including							674.5	678.4	3.9	3.53	3.86
including							674.5	675.4	0.9	0.82	10.85
ML-25-293	520550	5488461	374	292	-60	1029	760.0	767.7	7.7	6.98	24.77	Megane - MSZ
including							761.0	762.0	1.0	0.91	86.80
including							766.0	767.0	1.0	0.91	81.10
							771.0	772.0	1.0	0.91	2.13
ML-25-293W	520550	5488461	374	292	-58	618	748.4	753.0	4.6	4.17	1.39	Megane - MSZ
ML-25-294	520616	5488651	373	295	-56	1053	601.3	602.5	1.2	1.09	2.34	Megane - MSZ
							703.9	707.6	3.7	3.35	1.90
ML-25-296	520618	5488651	375	296	-65	1101	849.0	849.8	0.8	0.68	1.01	Megane - MSZ
							853.6	861.1	7.5	6.80	10.52
including							858.4	861.1	2.8	2.49	25.08
including							860.1	861.1	1.0	0.91	54.00
ML-25-297	520550	5488462	375	300	-68	55	Abandoned due to deviation
ML-25-297A	520550	5488462	375	299	-68	1194	911.5	921.5	10.0	9.06	1.55	Megane - MSZ
ML-26-326	520550	5488462	375	299	-59	823	760.0	761.0	1.0	0.91	2.03	Megane - MSZ
ML-26-327	520550	5488462	375	303	-55	801	722.2	723.4	1.2	0.90	1.14	Megane - MSZ
ML-26-328	520552	5488460	374	297	-62	169	Abandoned due to deviation					Megane - MSZ
ML-26-328A	520552	5488460	374	299	-62	870	800.5	802.0	1.5	1.36	3.99	Megane - MSZ
ML-26-329	520550	5488465	374	286	-57	774	No significant results					Megane - MSZ
Monster Lake - Exploration
ML-25-295	520726	5488831	375	301	-51	1086	242.6	243.6	1.0	0.91	1.10	Main Shear Zone

21 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
ML-25-298	520641	5489196	375	313	-56	681	366.5	367.3	0.8	0.68	84.90	Big Mama area
							384.7	385.6	0.9	0.82	2.33
ML-25-299	520641	5489195	375	305	-65	60	Abandoned due to deviation
ML-25-299A	520641	5489195	375	305	-65	828	567.5	570.0	2.5	2.27	4.60	Big Mama area
including							567.5	568.5	1.0	0.91	8.78
ML-26-321	518973	5487187	367	315	-45	0	Abandoned due technical drilling issue					Zone 52
ML-26-321A	518973	5487187	367	315	-45	252	No significant results					Zone 52
ML-26-322	518620	5486914	369	315	-45	243	No significant results					Zone 52

Notes:

1.  Drill hole intercepts are calculated using a 1.0 g/t Au for infill holes and a 0.50 g/t Au assay cut-off for exploration holes.

2.  True widths of intersections are approximately 88 to 97% of the core interval.

3.  Assays are reported uncut but high grade sub-intervals are highlighted .

4.  Drill holes with the suffix W are wedge cuts from previously drilled master holes.

Table 3 - Philibert Project Drilling Results - 2026 Drilling program

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Philibert Resources Area - Infill Program
PB-26-516	528259	5481415	385.0	210	-60	282	231.5	243.0	11.5	8.13	4.23	Red Fox
Including							231.5	234.5	3.0	2.12	15.15
PB-26-517	527948	5481137	385.2	210	-60	390	34.5	36.0	1.5	1.45	5.81	Red Fox
							96.5	101.0	4.5	4.23	0.92
PB-26-518	527878	5481164	385.4	210	-55	300	76.0	77.0	1.0	0.94	3.53	Red Fox
							250.8	257.8	7.0	6.34	1.26
PB-26-519	527459	5481396	380.2	210	-53	324	187.0	188.0	1.0	0.97	3.20	Red Fox
PB-26-520	527536	5481372	381.7	210	-50	329	222.2	222.7	0.5	0.47	2.01	Red Fox
PB-26-521	527600	5481321	381.3	210	-56	330	203.7	233.2	29.5	27.72	1.50	Red Fox
Including							208.7	215.5	6.8	6.39	2.08
Including							227.0	231.0	4.0	3.76	3.48
PB-26-522	527424	5481336	380.0	210	-48	243	153.6	155.1	1.5	1.41	2.31
							213.0	215.0	2.0	1.73	3.35
Including							213.0	214.0	1.0	0.87	5.57
PB-26-523	527631	5481213	380.0	215	-50	267	146.0	147.0	1.0	0.91	8.36	Red Fox
							197.5	211.0	13.5	12.69	1.91
Including							199.3	200.2	0.9	0.85	3.06
Including							207.0	208.0	1.0	0.94	5.72
							216.5	223.0	6.5	6.11	0.91
							231.8	238.5	6.7	6.47	0.51
							245.0	246.0	1.0	0.98	4.69
PB-26-524	527450	5481294	380.0	208	-50	285	31.0	32.5	1.5	1.41	2.08	Red Fox

22 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
PB-26-525	527664	5481271	381.4	215	-55	357	200.0	205.6	5.6	4.59	5.73	Red Fox
Including							204.1	205.6	1.5	1.23	18.72
							209.7	225.7	16.0	13.11	1.96
Including							215.1	217.0	1.9	1.56	6.11
Including							222.0	223.4	1.4	1.15	7.10
							251.0	252.1	1.1	1.03	6.96
PB-26-526	527498	5481306	380.0	210	-50	342	No significant results
PB-26-527	527598	5481156	380.0	210	-50	264	128.0	162.6	34.6	32.51	1.86	Red Fox
Including							143.0	146.0	3.0	2.82	3.86
Including							155.0	157.0	2.0	1.88	3.47
PB-26-528	527569	5481266	380.0	215	-55	282	172.4	179.3	6.9	6.25	0.91	Red Fox
Including							176.4	177.2	0.8	0.73	3.48
							243.0	244.8	1.8	1.74	5.15
PB-26-529	527692	5481396	384.0	210	-55	372	51.0	52.0	1.0	0.87	3.03	Red Fox
							309.9	327.0	17.5	16.44	2.25
Including							309.9	310.5	0.6	0.56	4.25
Including							316.5	318.4	1.9	1.79	4.75
Including							319.7	323.4	3.7	3.48	3.89
PB-26-530	527534	5481206	380.0	210	-50	210	68.7	70.9	2.2	1.99	1.03	Red Fox
							198.0	199.6	1.6	1.50	1.65
PB-26-531	527720	5481369	384.0	210	-50	396	287.0	304.5	17.5	16.90	2.28	Red Fox
Including							288.0	295.0	7.0	6.76	4.19
							366.7	368.7	2.0	1.88	2.76
Including							366.7	367.7	1.0	0.94	4.86
PB-26-532	527713	5481196	382.0	210	-50	300	197.0	220.0	23.0	22.22	1.07
Including							208.0	209.0	1.0	0.97	3.33	Red Fox
							253.0	257.0	4.0	3.94	1.15
Including							256.0	257.0	1.0	0.98	2.18
PB-26-533	527778	5481321	385.0	210	-55	372	40.0	43.8	3.8	3.57	0.74	Red Fox
							96.9	98.9	2.0	1.97	1.49
							286.8	307.3	20.5	19.26	2.51
Including							296.0	300.0	4.0	3.76	6.20
PB-26-534	527786	5481168	383.0	212	-45	321	212.4	223.6	11.2	10.49	0.60	Red Fox
PB-26-535	527765	5481287	384.0	210	-48	381	82.0	83.0	1.0	0.94	3.08	Red Fox
							247.9	251.7	3.8	2.91	3.19
Including							247.9	248.7	0.8	0.61	13.50
							256.8	271.6	14.8	12.82	3.59
Including							262.1	268.3	6.2	5.37	7.11
							294.5	323.9	29.4	28.40	1.04

23 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
Including							306.4	307.3	0.9	0.87	6.22
PB-26-536	527671	5481121	380.0	210	-47	231	71.7	75.4	3.7	3.48	1.14	Red Fox
PB-26-537	527863	5481297	385.0	210	-55	393	31.0	35.0	4.0	3.76	1.24	Red Fox
							304.5	315.1	10.6	9.96	1.75
Including							305.5	306.5	1.0	0.94	5.41
							366.9	371.7	4.8	4.51	0.81
PB-26-538	527756	5481109	380.0	210	-45	264	169.2	187.2	18.0	16.91	0.74	Red Fox
PB-26-539	527833	5481247	385.0	210	-52	360	98.4	103.0	4.6	4.32	2.66	Red Fox
Including							98.4	100.5	2.1	1.97	5.16
							242.5	249.5	7.0	6.58	0.49
							255.0	281.0	26.0	24.43	2.09
Including							261.0	267.0	6.0	5.64	6.33
PB-26-540	527710	5481028	380.0	210	-45	192	107.8	113.0	5.2	4.89	0.66	Red Fox
							117.5	128.7	11.2	11.03	1.64
Including							121.0	123.0	2.0	1.64	3.16
PB-26-541	527666	5480951	380.0	210	-50	123	58.4	61.0	2.6	2.44	1.33	Red Fox
							86.1	88.9	2.8	2.63	0.99
PB-26-542	527777	5480984	380.0	210	-55	198	108.0	117.0	9.0	8.46	0.66	Red Fox
							121.0	125.5	4.5	4.35	1.56
Including							123.0	124.0	1.0	0.97	3.25
							137.0	146.5	9.5	9.46	0.75
PB-26-543	527767	5480893	380.0	210	-55	120	49.0	57.0	8.0	7.52	0.68	Red Fox
							81.5	83.5	2.0	1.88	1.54
PB-26-544	528018	5481084	384.0	210	-60	351	45.0	46.5	1.5	1.41	4.71	Red Fox
							226.2	230.6	4.4	3.81	1.41
							238.4	241.2	2.8	2.63	1.44
PB-26-545	527784	5480834	380.0	210	-55	99	No significant results
PB-26-546	527820	5480818	380.0	210	-50	51	No significant results
PB-26-547	527827	5480992	380.0	210	-58	201	134.0	141.0	7.0	6.58	0.86	Red Fox
PB-26-548	527977	5481011	381.0	210	-50	252	32.0	35.0	3.0	2.82	0.64	Red Fox
PB-26-549	527813	5481047	381.0	210	-55	207	165.0	171.0	6.0	5.64	1.20	Red Fox
							179.0	182.0	3.0	2.82	0.92
							186.0	189.0	3.0	2.90	1.09
PB-26-550	528044	5481056	383.6	210	-45	231	87.0	88.5	1.5	1.41	1.83	Arctic Fox
PB-26-551	527871	5481068	382.0	210	-62	282	No significant results
PB-26-552	528044	5481056	383.7	210	-72	330	222.0	239.0	17.0	15.97	1.54	Arctic Fox
Including							223.5	224.5	1.0	0.94	6.14
Including							234.5	237.5	3.0	2.82	3.16
PB-26-553	527897	5481037	382.0	210	-58	252	181.2	183.2	2.0	1.93	1.14	Red Fox

24 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
							235.0	240.0	5.0	4.83	0.67
PB-26-554	528091	5481056	383.4	210	-72	255	No significant results
PB-26-555	527932	5481014	382.0	210	-60	231	15.0	16.9	1.9	1.79	1.50	Red Fox
							162.0	169.0	7.0	5.36	0.75
Including							162.0	164.0	2.0	1.53	1.56
PB-26-556	527871	5480989	381.0	210	-57	246	142.7	150.2	7.5	7.05	1.73	Red Fox
Including							146.7	147.7	1.0	0.94	10.30
PB-26-557	528139	5481053	381.4	210	-58	427	78.0	81.0	3.0	2.90	3.59	Arctic Fox
Including							78.0	79.5	1.5	1.45	6.31
							127.0	129.6	2.6	2.44	1.10
							198.0	212.0	14.0	13.16	2.54
Including							202.0	203.0	1.0	0.94	4.71
Including							205.0	206.1	1.1	1.03	9.31
Including							210.0	212.0	2.0	1.88	4.77
PB-26-558	527925	5481085	383.0	210	-59	333	59.0	65.8	6.8	6.16	1.00	Red Fox
Including							63.5	65.0	1.5	1.36	2.44
PB-26-559	528166	5481107	382.6	210	-67	321	251.9	254.9	3.0	2.82	1.18	Arctic Fox
							279.5	293.9	14.4	13.05	1.67
Including							289.9	291.9	2.0	1.81	6.01
PB-26-560	527845	5480941	380.0	210	-55	186	103.0	112.1	9.1	8.55	0.72	Red Fox
PB-26-561	528170	5481025	382.0	210	-64	279	181.0	192.9	11.9	11.18	6.05	Arctic Fox
Including							182.0	188.0	6.0	5.64	8.15
							190.0	192.9	2.9	2.73	5.91
PB-26-562	527906	5480877	380.0	210	-50	183	No significant results
PB-26-563	528170	5481025	382.0	216	-64	264	191.0	195.5	4.5	4.35	6.78	Arctic Fox
Including							194.0	195.0	1.0	0.97	18.80
PB-26-564	527952	5480886	378.6	210	-50	96	32.0	41.0	9.0	8.46	1.44	Arctic Fox
Including							38.0	39.0	1.0	0.94	5.07
PB-26-565	528043	5480959	380.5	210	-80	207	127.0	140.0	13.0	11.26	1.55	Arctic Fox
Including							128.0	129.0	1.0	0.87	5.07
PB-26-566	528236	5480984	380.0	210	-46	411	135.8	140.0	4.2	3.95	0.65	Arctic Fox
							149.8	152.9	3.1	2.91	1.25
PB-26-567	528106	5480833	380.0	210	-55	147	53.0	61.0	8.0	7.52	2.65	Arctic Fox
Including							54.6	59.0	4.4	4.13	4.17
							79.0	83.3	4.3	4.04	0.94
PB-26-568	528146	5480795	380.0	225	-45	120	73.0	80.0	7.0	6.58	0.71	Arctic Fox
PB-26-569	528305	5481028	380.0	210	-70	351	257.0	259.1	2.1	1.90	1.68	Arctic Fox
PB-26-570	528149	5480908	380.0	210	-61	201	125.0	127.5	2.5	2.35	1.43	Arctic Fox
PB-26-571	528233	5480813	379.9	210	-52	168	17.3	22.4	5.1	4.79	1.19	Arctic Fox

25 | 26

Hole No.	UTM NAD83 Zone18			AZ	Dip	Depth	From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
PB-26-572	528305	5481028	380.0	210	-48	321	157.0	159.1	2.1	2.07	2.75	Arctic Fox
Including							157.0	158.0	1.0	0.98	4.94
							240.0	244.2	4.2	3.95	1.65
Including							242.0	243.0	1.0	0.94	5.35
							270.0	271.5	1.5	1.41	2.62
PB-26-573	528229	5480724	378.6	210	-50	123	59.0	61.0	2.0	1.88	1.17	Arctic Fox
PB-26-574	528257	5480774	378.6	210	-55	159	15.6	20.2	4.6	4.32	2.16	Arctic Fox
Including							19.4	20.2	0.8	0.75	7.01
PB-26-575	528271	5481049	380.2	208	-55	318	243.7	248.2	4.5	4.23	7.04	Arctic Fox
PB-26-576	528349	5480936	380.0	210	-57	303	114.8	117.7	2.9	2.86	1.25	Arctic Fox
PB-26-577	528238	5481068	380.0	210	-68	318	253.0	260.6	7.6	6.89	1.88	Arctic Fox
Including							254.0	256.0	2.0	1.81	3.94
Including							258.0	259.0	1.0	0.82	3.01
PB-26-578	528436	5480860	377.8	210	-75	351	110.5	121.5	11.0	10.34	0.67	Arctic Fox
PB-26-579	528407	5481039	380.0	210	-60	381	200.0	203.0	3.0	2.90	3.48	Arctic Fox
Including							200.0	201.6	1.6	1.50	5.15

Philibert Project Drilling Results - 2026 Drilling program
Hole No.	UTM NAD83 Zone18			AZ	Dip		From	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elev	(°)	(°)		(m)	(m)	(m)	(m)	(g/t)
Philibert Resources Area - Depth Extensions
PB-26-580	528924	5480914	375.0	219	-76	594	334.0	337.0	3.0	2.82	1.25	Arctic Fox
Including							335.0	336.0	1.0	0.94	2.41
							514.0	520.0	6.0	5.64	4.34
Including							515.0	517.0	2.0	1.88	8.51
Including							517.5	518.4	0.9	0.85	3.97
PB-26-581	528924	5480914	375.0	219	-69	531	73.5	76.5	3.0	2.90	3.50	Arctic Fox
Including							74.5	75.5	1.0	0.97	7.56
							468.1	497.4	29.3	28.30	3.39
Including							473.0	475.8	2.8	2.70	8.06
Including							480.3	486.2	5.9	5.70	5.66
Including							488.0	492.0	4.0	3.86	6.45
							501.8	503.0	1.2	1.16	2.66
							514.2	517.0	2.8	2.70	1.71

Notes:

1.  Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au. They are generally reported with a minimum g*m (or Metal factor) of 3.

2.  True widths of intersections are approximately 76 to 96% of the core interval.

3.  Assays are reported uncut but high grade sub-intervals are highlighted .

26 | 26